FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934. )

Yes	No	x

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with

Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement regarding connected transaction of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on January 15, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Li Fushen
By /s/ Mok Kam Wan

Name:	Li Fushen and Mok Kam Wan
Title:	Joint Company Secretaries

Date: January 16, 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

CONNECTED TRANSACTION

SUMMARY

The Board announces that CNC China, a direct wholly-owned subsidiary of the Company, entered into the Asset Transfer Agreement on 15 January 2007, pursuant to which CNC China agreed to dispose of the Group’s telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality of the PRC to China Netcom Group for a cash consideration of RMB3,500 million. China Netcom Group will assume an aggregate principal amount of RMB3,000 million of debt which is due and owing from the Guangdong and Shanghai branches of the Group to independent third parties upon completion of the Disposal. It is expected that completion of the Disposal will take place before end of February 2007. After completion, the financial results attributable to the Guangdong and Shanghai branches of the Group will no longer be combined into the Group’s results.

China Netcom Group is the ultimate holding company of the Company. As such, China Netcom Group is a connected person of the Company and the Disposal constitutes a connected transaction for the Company.

Since the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the Disposal exceed 2.5% (but are below 5%), the Disposal is conditional upon, among other things, the approval of the Disposal by the Independent Shareholders of the Company at an extraordinary general meeting to be convened for this purpose. The vote of the Independent Shareholders at the extraordinary general meeting shall be taken by poll and China Netcom

Group and its Associates will abstain from voting.

An Independent Board Committee has been established to advise the Independent Shareholders of the Company as to whether the terms of the Disposal are fair and reasonable from a financial perspective so far as the Independent Shareholders of the Company are concerned. Lehman has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders of the Company.

A circular containing, among other things, details of the terms of the Disposal, a letter from the Independent Board Committee, a letter from Lehman and the notice to shareholders of the Company convening an extraordinary general meeting to approve the terms of the Disposal will be despatched to the shareholders of the Company as soon as practicable.

The Board announces that CNC China, a direct wholly-owned subsidiary of the Company, entered into the Asset Transfer Agreement on 15 January 2007, pursuant to which CNC China agreed to dispose of the Group’s telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality of the PRC to China Netcom Group.

ASSET TRANSFER AGREEMENT

Date:	15 January 2007
Parties:	(1) Vendor:	CNC China
	(2) Purchaser:	China Netcom Group

Pursuant to the Asset Transfer Agreement, CNC China has agreed to dispose of the Group’s telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality of the PRC to China Netcom Group. China Netcom Group has granted CNC China a preferential right to acquire such assets, liabilities and business operations such that if China Netcom Group intends to dispose of them in the future, CNC China will be entitled to a first right to acquire them at terms equal to or no less favourable than those offered by China Netcom Group to other parties.

CONDITIONS OF THE COMPLETION OF THE DISPOSAL

Completion of the Disposal is conditional upon the fulfillment of the following conditions:

(a)	the passing of an ordinary resolution by the Independent Shareholders approving the Disposal; and

(b)	the receipt of relevant approvals or consent from the relevant PRC authorities.

The above conditions cannot be waived.

CONSIDERATION

The consideration of the Disposal is RMB3,500 million. China Netcom Group will pay an initial amount of RMB1,050 million (equivalent to 30% of the consideration) in cash the next business day after completion of the Disposal and will pay the remaining RMB2,450 million (equivalent to 70% of the consideration) in cash within 30 days after completion of the Disposal. China Netcom Group will assume an aggregate principal amount of RMB3,000 million of debt which is due and owing from the Guangdong and Shanghai branches of the Group to independent third parties upon completion of the Disposal.

The consideration was determined and agreed between the parties after arm’s length negotiations and was based on various factors, including the quality of the assets being sold, their growth prospects, earnings potential and competitive advantages in their respective markets, as well as by reference to other financial and operational indicators. When considering the growth prospects and earnings potential of the assets and operations being sold, the Company has considered the subscribers number growth, ARPU, EBITDA and future cashflow projections of the assets and operations.

COMPLETION OF THE DISPOSAL

It is expected that completion of the Disposal will take place before end of February 2007.

REASONS FOR AND BENEFITS OF THE DISPOSAL

The Group has extensive network resources, dominant market share and has achieved better profitability in its northern service region in the past and hence, the Company intends to concentrate its resources in its northern service region. Since the telecommunications services in Guangdong Province and Shanghai Municipality have not made significant contribution to the overall results of the Group in the past in financial terms, the Company believes the Disposal will enable the Group to better grasp the growth opportunities in the northern service region and increase its concentration on the development of business and services in the northern service region with a view to gaining better financial results for the Group.

EXPECTED GAIN AND USE OF PROCEEDS

According to the Group’s management accounts, the unaudited net asset value of the Group’s telecommunications assets and liabilities in Guangdong Province and Shanghai Municipality as at 30 June 2006 as prepared under HKFRS was RMB2,789 million which has already taken into account the aggregate principal amount of RMB3,000 million of debt which is due and owing from the Guangdong and Shanghai branches of the Group. The assumption of such debt by China Netcom Group will only be effected after completion of the Disposal and therefore such assumption of debt will not affect the financial position of the Company. As the consideration is RMB3,500 million, the expected gain on the Disposal to the Company is estimated to be approximately RMB711 million based on the net asset value of RMB2,789 million as at 30 June 2006. The gain will be finalised based on the net asset value of the Group’s telecommunications assets and liabilities in Guangdong Province and Shanghai Municipality as at the date of the completion of the Disposal. Any gain on the Disposal will result in an increase in equity in the Company’s accounts. The proceeds from the Disposal will be used as the Group’s general working capital.

According to the Group’s management accounts, the unaudited net loss before and after taxation and extraordinary items attributable to the Group’s telecommunications assets and liabilities in Guangdong Province and Shanghai Municipality for the financial years ended 31 December 2004 and 31 December 2005 and for the six months ended 30 June 2006 as prepared under HKFRS are set out below:

	For the financial year ended 31 December		For the six months ended 30 June
	2004	2005	2006
	RMB million	RMB million	RMB million

Net loss before taxation and extraordinary items	316	259	72
Net loss after taxation and extraordinary items	240	174	49

After completion of the Disposal, the financial results attributable to the Guangdong and Shanghai branches of the Group will no longer be combined into the Group’s results.

Based on the unaudited management accounts of the Group, the consolidated net assets of the Group is expected to increase after the Disposal. The Company will receive a cash consideration of RMB3,500 million. From the date of completion of the Disposal, the revenue attributable to the Guangdong and Shanghai branches of the Group will no longer be combined into the Group’s results.

INFORMATION ON THE GROUP’S TELECOMMUNICATIONS ASSETS AND LIABILITIES IN GUANGDONG PROVINCE AND SHANGHAI MUNICIPALITY

The telecommunications assets and liabilities in Guangdong Province and Shanghai Municipality to be sold by the Group pursuant to the Asset Transfer Agreement are telecommunications assets that are necessary for the provision of the following telecommunications services in Guangdong Province and Shanghai Municipality by the Group at present and relating liabilities:

(a)	fixed-line telephone services (including personal handyphone system (“PHS”) service), including:

•	local, domestic long distance and international long distance services;
•	value-added services, including caller identification, PHS short messaging service, telephone information service and “Personalised Ring” service; and
•	interconnection services provided to other domestic telecommunications operators;
(b)	broadband and other Internet-related services, including broadband access such as digital subscriber line and local area network, and dial-up Internet access and other services; and

(c)	business and data communications services, including digital data network, frame relay, asynchronous transfer mode, internet protocol based virtual private network and leased line services.

The telecommunications assets to be sold are primarily the Group’s network in Guangdong Province and Shanghai Municipality, which consists of transport networks, service networks and support and information systems.

COMPLIANCE WITH THE LISTING RULES

China Netcom Group is the ultimate holding company of the Company. As such, China Netcom Group is a connected person of the Company and the Disposal constitutes a connected transaction for the Company.

Since the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the Disposal exceed 2.5% (but are below 5%), the Disposal is conditional upon, among other things, the approval of the Disposal by the Independent Shareholders of the Company at an extraordinary general meeting to be convened for this purpose. The vote of the Independent Shareholders at the extraordinary general meeting shall be taken by poll and China Netcom Group and its Associates will abstain from voting.

The Directors are of the view that the Asset Transfer Agreement was entered into after arm’s length negotiation between CNC China and China Netcom Group and reflect normal commercial terms. The Directors are of the view that the terms of the Asset Transfer Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole. An Independent Board Committee has been established to advise the Independent Shareholders of the Company as to whether the terms of the Disposal are fair and reasonable from a financial perspective so far as the Independent Shareholders of the Company are concerned. Lehman has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders of the Company.

DESPATCH OF SHAREHOLDERS’ CIRCULAR

A circular containing, among other things, details of the terms of the Disposal, a letter from the Independent Board Committee, a letter from Lehman and the notice to shareholders of the Company convening an extraordinary general meeting to approve the terms of the Disposal will be despatched to the shareholders of the Company as soon as practicable.

GENERAL INFORMATION

The Company is a leading fixed-line telecommunications services provider in China. Its service regions covers the area of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region, Shanxi Province and, prior to the completion of the Disposal, Guangdong Province and Shanghai Municipality.

China Netcom Group is a state-owned enterprise established under the laws of the PRC and is the ultimate holding company of the Company. China Netcom Group is the second largest fixed-line telecommunications operator in China. China Netcom Group owns and operates its fixed-line telecommunications networks, and provides telecommunications services including fixed-line telephone, broadband and other Internet-related services in all provinces, municipalities and autonomous regions in China that are outside the Company’s existing service regions and, after the completion of the Disposal, Guangdong Province and Shanghai Municipality.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“ARPU”	the average revenue per user
“Asset Transfer Agreement”	the asset transfer agreement dated 15 January 2007 entered into between China Netcom Group and CNC China in relation to the Disposal
“Associates”	has the meaning ascribed in the Listing Rules
“Board”	the board of Directors
“China Netcom Group”	China Network Communications Group Corporation ( ), a company established under the laws of the PRC and the ultimate holding company of the Company
“China” or “PRC”	the People’s Republic of China (excluding, for the purpose of this announcement, Hong Kong, Macau and Taiwan)
“CNC China”	China Netcom (Group) Company Limited ( ), a company established in the PRC with limited liability as a wholly foreign owned enterprise and a direct wholly-owned subsidiary of the Company
“Company”

China Netcom Group Corporation (Hong Kong) Limited (
), a company incorporated in Hong Kong whose ordinary shares are listed on The Stock Exchange of Hong Kong Limited and whose American depositary shares are listed on the New York Stock Exchange, Inc.

“Directors”	the directors of the Company
“Disposal”

the disposal by CNC China of the Group’s telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality of the PRC pursuant to the Asset Transfer Agreement

“EBITDA”	the profit before finance costs, interest income, dividend income, deficit on revaluation of fixed assets, income tax, depreciation and amortisation

“Group”	the Company and its subsidiaries
“HKFRS”	Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants
“Hong Kong”	Hong Kong Special Administrative Region of the PRC
“Independent Board Committee”

the committee of Directors, consisting of John Lawson Thornton, Victor Cha Mou Zing, Qian Yingyi, Hou Ziqiang and Timpson Chung Shui Ming, being all the independent non-executive Directors, formed to advise the Independent Shareholders of the Company in respect of the terms of the Disposal

“Independent Shareholders”	shareholders of the Company excluding China Netcom Group and its associates (as defined in the Listing Rules)
“Lehman”

Lehman Brothers Asia Limited, which is licensed for types 1, 2, 4 and 6 regulated activities under the Securities and Futures Ordinance, being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Disposal

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board China Netcom Group Corporation (Hong Kong) Limited Zhang Chunjiang Chairman

Hong Kong, 15 January 2007

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie, Mr. Miao Jianhua and Mr. Li Fushen as executive directors, Dr. Tian Suning, Mr. José María Álvarez-Pallete, Mr. Yan Yixun and Mr. Mauricio Sartorius as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang, and Mr. Timpson Chung Shui Ming as independent non-executive directors.